Exhibit 99.4

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ: BILI and HKEX: 9626)

Form of Proxy For Annual General Meeting

to be held on June 30, 2022

(or any adjournment(s) or postponement(s) thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the board of directors (the “Board”) of Bilibili Inc., a Cayman Islands company (the “Company”), of proxies from the holders of the issued Class Z ordinary shares of the Company with a par value of US$0.0001 per share (the “Class Z Ordinary Shares”) and Class Y ordinary shares of the Company with a par value of US$0.0001 per share (the “Class Y Ordinary Shares”, and together with the Class Z Ordinary Shares, the “Ordinary Shares”) to be exercised at the annual general meeting of the Company (the “AGM”) to be held at Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, People’s Republic of China on Thursday, June 30, 2022 at 4:30 p.m. (Beijing time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying notice of the AGM (the “AGM Notice”).

Only the holders of record of the Ordinary Shares at the close of business on Friday, May 27, 2022, Hong Kong time (the “Record Date”) are entitled to notice of, to attend and to vote at the AGM. Each Class Z Ordinary Share is entitled to one vote and each Class Y Ordinary Share is entitled to ten votes, on all matters at the AGM. The quorum of the AGM is one or more shareholders, present in person or by proxy or, if a corporation or other non- natural person, by its duly authorized representative, which carry in aggregate (or representing by proxy) not less than one-tenth of all votes attaching to all Ordinary Shares in issue and entitled to vote at the AGM.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the Ordinary Shares in his/her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his/her discretion, he/she is likely to vote the Ordinary Shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjournment(s) or postponement(s) thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised by (i) submitting to the Company, at the address set forth below, a duly signed revocation, or (ii) voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and no later than 4:30 p.m., Hong Kong time, on June 28, 2022, to ensure your representation at the AGM.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ: BILI and HKEX: 9626)

FORM OF PROXY FOR ANNUAL GENERAL MEETING

TO BE HELD ON JUNE 30, 2022

(or any adjournment(s) or postponement(s) thereof)

I/We                                                                                                                                                                                                                  of                                                                                                                                                                                                              , being the registered holder of                                 Class Z ordinary shares (Note 1), par value US$0.0001 per share, and Class Y ordinary shares (Note 1), par value US$0.0001 per share, of Bilibili Inc. (the “Company”), hereby appoint the Chairman of the Annual General Meeting (Note 2) or                                               of                                                                                                                                     as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjournment(s) or postponement(s) thereof) of the Company to be held at Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, People’s Republic of China on Thursday, June 30, 2022 at 4:30 p.m. (Beijing time) and at any adjournment(s) or postponement(s) thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit (Note 3).

RESOLUTIONS	FOR (Note 3)	AGAINST (Note 3)	ABSTAIN (Note 3)
1.

As an ordinary resolution:

THAT the audited consolidated financial statements of the Company and the reports of the directors and auditor of the Company for the year ended December 31, 2021 be received

2.

As an ordinary resolution:

THAT JP Gan be re-elected to serve as an independent director until the 2025 annual general meeting of shareholders and until his successor is duly elected and qualified, subject to his earlier resignation or removal

3.

As an ordinary resolution:

THAT Eric He be re-elected to serve as an independent director until the 2025 annual general meeting of shareholders and until his successor is duly elected and qualified, subject to his earlier resignation or removal

4.

As an ordinary resolution:

THAT Feng Li be re-elected to serve as an independent director until the 2025 annual general meeting of shareholders and until his successor is duly elected and qualified, subject to his earlier resignation or removal

5.

As an ordinary resolution:

THAT within the parameters of Rule 13.36 of the Hong Kong Listing Rules, the granting of a share issue mandate to the board of directors of the Company to issue, allot or deal with unissued Class Z ordinary shares and/or ADSs not exceeding 20% of the total number of issued ordinary shares of the Company as of the date of passing of such ordinary resolution, be approved

6.

As an ordinary resolution:

THAT within the parameters of the Hong Kong Listing Rules, the granting of a share repurchase mandate to the board of directors of the Company to repurchase Class Z Ordinary Shares and/or ADSs not exceeding 10% of the total number of issued Shares as of the date of passing of such ordinary resolution, be approved

RESOLUTIONS	FOR (Note 3)	AGAINST (Note 3)	ABSTAIN (Note 3)
7.

As an ordinary resolution:

THAT the Cloud Services Agreement, and the transactions contemplated thereunder and the proposed annual caps, details of which are set out in the circular of the Company dated June 6, 2022 (the “Circular”), be and is approved, ratified and confirmed, and any one Director be and is authorized, for and on behalf of the Company, to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the transactions contemplated under the Cloud Services Agreement

8.

As an ordinary resolution:

THAT the Collaboration Agreements, and the transactions contemplated thereunder and the proposed annual caps, details of which are set out in the Circular, be and is approved, ratified and confirmed, and any one Director be and is authorized, for and on behalf of the Company, to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the transactions contemplated under the Collaboration Agreements

9.

As a special resolution:

THAT the adoption of a new set of Articles of Association in substitution for and to the exclusion of the existing Articles of Association in the manner set out in Appendix IV of the Circular with effect from the Effective Date be approved

Dated 2022	Signature(s) (Note 4)

1.

Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2.

If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL GENERAL MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his/her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

3.

IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” ALTERNATIVELY, YOU MAY ALSO INDICATE THE RESPECTIVE NUMBERS OF SHARES FOR EACH OF THE “FOR,” “AGAINST” AND “ABSTAIN” COLUMNS. Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion. A proxy need not be a member of the Company, but must attend the Meeting in person. A member may only have one form of proxy valid at any one time and if a member submits more than one form of proxy, the last form of proxy received in the manner described in this form of proxy above shall be treated as the only valid form of proxy. Any alteration made to this form of proxy must be duly initialed by the person who signs it. Completion and deposit of a form of proxy does not prevent a member from attending the Meeting in person but if a member attends the Meeting and votes, this proxy will be revoked.

4.

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.

5.	Please refer to the Circular and the accompanying notice of AGM for details of the each of the resolutions.

6.	Unless otherwise specified, terms defined in this form of proxy shall have the same meanings as that set out in the Circular.